

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

August 15, 2008

Robert F. Lowe
President and Chief Executive Officer
NewBridge Bancorp
1501 Highwoods Boulevard, Suite 400
Greensboro, NC 27410

> **Re: NewBridge Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 000-11448**

Dear Mr. Lowe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant